ArentFox Schiff LLP
1717 K Street NW
Washington, DC 20006

202.857.6000 main
202.857.6395 fax

afslaw.com

Ralph De Martino
Partner
(202) 724-6848 direct
ralph.demartino@afslaw.com

July 7, 2023

Division of Corporation Finance
Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Jordan Nimitz

Re: SportsMap Tech Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 10, 2023
File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated June 6, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement, on Schedule 14A filed on May 10, 2023 (the “Proxy Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Preliminary Proxy on Schedule 14A filed May 10, 2023

Cautionary Note Regarding Forward-Looking Statements, page 5

1.	We note your statements on this page that investors “should not place undue reliance” on the forward-looking statements in deciding how to vote their shares of SportsMap Common Stock on the proposals set forth in the proxy statement. We also refer to your statements on pages 115 and 116 cautioning investors not to place undue reliance on prospective financial information included in the prospectus. Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 5, and 125 to 127 accordingly.

July 7, 2023

Questions and Answers about the Business Combination, page 7

2.	We note your disclosure that SportsMap stockholders elected to redeem 9,865,056 public shares of SportsMap common stock in connection with the special meeting of SportsMap stockholders held on April 14, 2023. Please amend your disclosure in the summary term sheet, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 9, 26, 27, 35, 84, 96, 108, 111, 162 and 201 accordingly.

Q: How will the level of redemptions by SportsMap Stockholders affect the ownership of non-redeeming SportsMap Stockholders in New ICI . . ., page 8

3.	We note that the post-business combination ownership level of your SportsMap Advisors appears to reflecting the $4,025,000 fee payable to Roth Capital. Please revise your table to include also the M&A Advisory Fees payable to Roth Capital and Craig Hallum. Please also revise your disclosure to disclose the effective fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 9, 25, 27, 96, 108, and 201 accordingly.

Q: Did the SportsMap Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed . . ., page 13

4.	We note that it does not appear that SportsMap Board sought a third-party valuation and did not receive any valuation report or opinion from a third party in connection with the business combination. Please disclose any discussions related to obtaining a fairness opinion for the business combination and the basis for the SportsMap Board determining it was not necessary to obtain a fairness opinion for the business combination.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 14, 72 and 119 accordingly.

Summary of the Proxy Statement, page 19

5.	Please revise to expand your descriptions of ICI in this section. Please expand your disclosure to discuss the types of products and services ICI provides and how it generates revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income (loss) for the year ended December 31, 2022 and your limited operating history and substantial dependence on a limited number of customers. Please also disclose that the audit opinion for SportsMap includes a paragraph related to substantial doubt about the ability of SportsMap to continue as a going concern.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 20 and 21 accordingly.

July 7, 2023

Organizational Structure, page 25

6.	Please amend your disclosure to provide a diagram of the post-business combination ownership structure of New ICI, including ownership percentages of the relevant parties.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 29 accordingly.

Summary of the Material Terms of the Transactions, page 32

7.	We note your disclosure on page 20 that the Adjusted Equity Value “will be equal to (a) $100,000,000, less (b) the aggregate amount of ICI’s outstanding indebtedness, plus (c) the aggregate exercise price that would be paid in respect of participating options to acquire shares of ICI Common Stock if all such options were exercised in full immediately prior to the Effective Time, plus (d) all cash and cash equivalents of ICI, plus (e) the aggregate principal amount of any ICI Convertible Notes entered into by ICI...” You also disclose on page 32 that the “aggregate merger consideration payable to holders of ICI common stock and options will be…equal to the Adjusted Equity Value, together with any Earnout Shares…” Please amend your Summary of the Material Terms to provide an estimated Adjusted Equity Value and per share merger consideration as of a recently practicable date.

RESPONSE: We acknowledge the Staff’s comment and undertake to provide an estimate of the Adjusted Equity Value prior to finalizing and mailing of the Proxy Statement. We have revised the disclosure on page 22 accordingly. As the total merger consideration paid to ICI Shareholders is not adjusted for the number of shares of ICI Common Stock outstanding at the Closing, we respectfully advise the Staff that we do not believe that the per share merger consideration is material or helpful to holders of SportsMap Common Stock.

Risks Related to SportsMap and the Business Combination, page 66

8.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. We note that page 3 states that the Public Warrants are redeemable following the initial business combination. Please discuss the circumstances in which the public warrants are eligible to be redeemed by the Company. To the extent that there is a threshold trading price of common stock that would allow the company to redeem the warrants, please clarify whether recent common stock trading prices exceed that threshold. Clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 76 and 77 accordingly.

Activities taken by SportsMap Stockholders to increase the likelihood of approval..., page 71

9.	We note disclosure here that at any time prior to the special meeting, the Sponsor, SportsMap’s officers, directors and advisors and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of SportsMap common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), available on our public website, please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

RESPONSE: We acknowledge the Staff’s comment and confirm that any such purchase of SportsMap shares will comply with the conditions indicated in Tender Offer Compliance and Disclosure Interpretation Question 166.01 (“C&DI Question 166.01”). In response to the Staff’s comments, we have also revised the disclosure on pages 70, 71, 148 and 149 accordingly to clarify that any public shares purchased by the Sponsor or affiliates of SportsMap will be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. We also respectfully inform the Staff that, to the extent the Company makes any such purchases, the Company intends to file in a Current Report on Form 8-K the requisite information outlined in C&DI Question 166.01. With respect to the statement that the purpose of such share purchases could be to vote in favor of the business combination, we respectfully inform the Staff that we have removed such statement from page 75.

July 7, 2023

Following the Business Combination, warrants will become exercisable for New ICI Common Stock, which would increase the number . . ., page 73

10.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 76 and 77 accordingly.

Ownership of New ICI, page 101

11.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders and the two tranches of Earnout Shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 9, 10, 27, 96, 97, 108 and 201 to 202 accordingly.

The Background of SportsMap’s Interaction with ICI, page 106

12.	Please describe how ICI was identified as a potential target and by whom, and how the negotiations were started and by whom.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 113 accordingly.

13.	We note that the parties discussed the process of raising capital in a PIPE financing on a call on September 12, 2022. Please clarify the current status of discussions and negotiations regarding a PIPE transaction. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, what relationships the PIPE investors have to SportsMap, the Sponsor, ICI and its affiliates, and advisors, if any, and how the terms of the PIPE transaction were determined.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 110 accordingly.

July 7, 2023

14.	Please revise your background section to provide more detail regarding the topics discussed in the due diligence calls related to ICI’s financials and competitive opportunity. We note that SportsMap considered these calls to be constructive in enabling its understanding of ICI’s value proposition and growth prospects, and the factors that considered to arrive at the $100 million valuation. Please revise your disclosure to discuss what in particular was discussed with respect to these topics, as well as the relevant positions of each party and how these topics influenced the terms of the transaction and SportsMap’s understanding of ICI’s value proposition. Please also discuss what in particular was considered with respect to the financial projections.

•	the September 7, 2022 meeting focused on ICI’s strategy, long-term vision and financial forecast;
•	the October 14, 2022 call focused on the background support of certain claims in the presentation, including the total addressable market size for the business;
•	the discussion of “ICI’s competitive landscape, including one competitor’s history of leadership in the industry and ICI’s new competitive advantage enabled by its software” on October 24, 2022;
•	the October 31, 2022 call focusing on ICI’s financial forecast;
•	the November 30, 2022 call reviewing ICI’s financial forecast, including how it had been updated “based on feedback from the previous due diligence call”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 113 to 117 accordingly.

15.	Please disclose the deal terms proposed by SportsMap in the Draft LOI sent September 16, 2022, including the valuation. Please also explain how SportsMap arrived at this valuation. We note that SportsMap and its advisors considered several factors to arrive at its $100 million valuation, including “trends in infrared imaging, the competitive landscape, the value of adding ICI’s new software to its cameras, sales prospects to existing and future customers, scalability of the business, and the ICI management team’s ability to scale the business.” Please elaborate on how SportsMap considered these factors, including how its view and position on these topics and how they influenced SportsMap’s proposed valuation.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 114 and 115 accordingly.

The Comparable Companies Approach, page 110

16.	You disclose that Craig-Hallum compared a range of valuation multiples to the $140 million post-transaction valuation based on the projected revenue for 2023 and LTV gross margins, and also compared the resulting ratios of enterprise value to 2023 projected revenues. We have the following comments:

•	Please clarify when the comparable companies analysis was conducted;
•	Please explain the criteria used to select the comparable companies, whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion; and
•	Please disclose the source for the equity research analysts’ consensus estimates used to determine the enterprise value for the comparable companies.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 114, 115, 118 and 119 accordingly.

July 7, 2023

Valuation of ICI’s Business, page 110

17.	Please provide the following information with respect to your $140 million enterprise value for ICI and revise your presentation accordingly:

•	Describe and quantify the components of enterprise value and reconcile the associated equity valuation to merger consideration of $100 million to be issued in common stock to the former shareholders of ICI.
•	You state that “[i]n order to arrive at the $100 million valuation of ICI, SportsMap and its advisors considered several factors, including trends in infrared imaging, the competitive landscape, the value of adding ICI’s new software to its cameras, sales prospects to existing and future customers, scalability of the business, and the ICI management team’s ability to scale the business.” Please revise to provide the information, analysis and conclusions relied upon to support the September 16, 2022 valuation of $100 million. Please explain how that valuation was prepared, including the level of assistance that Craig-Hallum provided to SportsMap’s Board of Directors.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 118, 119 and 121 accordingly.

The SportsMap Board’s Reasons for the Business Combination, page 111

18.	We note that the high gross margins and projected multiples that the Board considered when evaluating the business combination were based on ICI’s successful shift to an SaaS revenue model. Please disclose what consideration the Board gave to ICI’s limited operating history in providing SaaS solutions, as discussed in the risk factor titled, “ICI has a limited operating history providing SaaS solutions, which makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 121 and 122 accordingly.

Interests of SportsMap’s Directors and Officers in the Business Combination, page 113

19.	Please quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of the business combination, including the current value of the private placement units and the private placement warrants, and any fees due. We note, for example, the fees payable to the Sponsor pursuant to the Administrative Services Agreement.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 123 accordingly.

20.	We note your disclosure that certain shareholders have agreed to waive their redemption rights. Please describe here and elsewhere in the prospectus any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 123 and elsewhere in the Proxy Statement accordingly.

Certain Forecasted Financial Information for ICI, page 115

21.	Please disclose whether the projections for 2023 still reflect management’s views on future performance given actual historical 2022 amounts. For example, it appears that the actual gross margin for 2022 was significantly less than projected.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 to 128 accordingly.

July 7, 2023

22.	The projections show a significant increase in revenues to $20.5 million in 2023. We also note that the majority of ICI’s forecasted gross margin expansion is expected to be realized from a greater mix of revenues from its newer SaaS offerings, which yield higher gross margins than ICI’s hardware products. In this regard, please help investors better understand the reasonableness of the assumptions underlying the projections by separately identifying the projected revenue estimates for each significant product and service as well as your consideration of historical revenues in arriving at projected revenue amounts. For example, we note your disclosures on page F-15 indicate that there have been limited historical SaaS revenues.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 to 128 accordingly.

23.	Please provide additional detail regarding the assumptions and limitations underlying your financial projections. We note, for example, the projected increase in revenue from $8.4 million in 2022 to $20.5 million in 2023. Please explain how the Board considered the reasonability of these projections, in light of the fact that ICI only launched its SaaS systems in 2022 and the early development stage of ICI’s market opportunities. We note your risk factor disclosure that “ICI has a limited operating history providing SaaS solutions, which makes it difficult to evaluate its future prospects and the risks and challenges it may encounter”, that “ICI has a history of losses or low income, and ICI expects to incur significant expenses and continuing losses for the foreseeable future,” and the market and industry barriers you discuss in “If ICI’s products are not adopted in its targeted end markets, its business will be materially and adversely affected. uncertainty regarding the acceptance and speed of adoption.”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 to 128 accordingly.

24.	We note your statement on page 115 that the Board considered the unaudited prospective financial information for ICI provided by ICI’s management in December 2022. Address how the board determined the reasonableness of the projections; the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections was assessed. Regarding alternative scenarios, we note, for example, that projected financial information were also discussed in the August 1, 2022 and August 9, 2022 conversations. Please discuss why the board determined to use the December 2022 projections and how the projections from August 2022 were different, including the assumptions used, clarify when the projections were prepared and include the August 2022 projections in your filing. Please also discuss the possible impact if the projections are not correct.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 to 128 accordingly.

25.	We note ICI’s belief that its operating history provides a reasonable basis for the estimates and assumptions underlying the forecasts, particularly with respect to the performance of its business due to hardware sales. We also note that in preparing the Comparable Companies analysis that was based on ICI’s 2023 projections, the Board “focused less on ICI’s recent historical performance and more on its future growth prospects in the industrial sector.” Please disclose whether the Board considered ICI’s operating history when reviewing the forecasts, and what consideration was given to presenting separate revenue projections for your SaaS and hardware sales.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 to 128 accordingly.

July 7, 2023

Information about ICI
Business Overview, page 154

26.	We note your estimates for your $16 billion global addressable market and for the TAM estimates in each of your four target markets. Please balance your disclosure in these sections by addressing your current market share in each such target market. Please also disclose the sources, methodology, and the assumptions and limitations you relied on for these estimates. We note, for example, that you estimated the TAM based on “estimated potential customers in each market, our expectations regarding the scope of potential uses of thermal sensing solutions in those markets, and our estimates of average selling prices in those markets and potential opportunity for software solutions to increase the utility of thermal imaging and sensing solutions,” and that you expect increased regulations to drive demand in each of your target markets.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 167 to 169 accordingly.

Our Customers, page 159

27.	We note your disclosure on page 29 that ICI is substantially dependent on its partnership with a few key customers and its business could be materially and adversely affected if its partnership with any of such customers were terminated. You also disclose on page F-11 that two customers accounted for 21% and 10% of your accounts receivables for the year ended December 31, 2022. Please expand your disclosure in this section to identify these key customers that ICI, or tell us why you do not believe such identification is material. Please also advise whether you have agreements with these customers on which you are substantially dependent, and if so, disclose the material terms of such agreements, including any minimum purchase commitments. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 50 to clarify the nature of the relationship between Infrared Cameras Holdings, Inc. (“ICI”) and its top customers and remove the suggestion that ICI is “substantially dependent” on any such customer.

The Company advises the Staff that ICI does not believe that the identity of the customers who accounted for 21% (“Customer A”) and 10% (“Customer B”) of ICI’s total accounts receivables for the year ended December 31, 2022 is meaningful or material to investors because ICI is not dependent on Customer A or Customer B for its business as a whole. While the loss of several significant customers at around the same time could adversely affect ICI’s revenues and profitability, ICI believes that its business and financial condition is not dependent on Customer A, Customer B or any other single customer, because ICI has a large and diversified customer base consisting of over 246 and 58 distinct customers for the year ended December 31, 2022 and the three months ended March 31, 2023, respectively. The Company further advises the Staff that the percentage of ICI’s revenue accounted for by each of Customer A and Customer B (approximately 11.5% and 2.5% respectively, for the year ended December 31, 2022) is lower than the percentage of ICI’s total accounts receivable accounted for by these customers. In addition, ICI does not expect Customer A or Customer B to account for over 10% of its revenue or accounts receivable for the year ended December 31, 2023.

With respect to the Staff’s comment regarding whether ICI has agreements with Customer A or Customer B on which ICI is substantially dependent and to disclose material terms of such agreements, including any minimum purchase commitments, the Company respectfully advises the Staff that ICI (i) conducts its commercial relationship with Customer B through single purchase orders and does not have any agreement with Customer B other than standard terms and conditions applicable to all of ICI’s customers and (ii) does not believe that its agreement with Customer A meets the definition of a material contract under Item 601(b)(10) of Regulation S-K.

July 7, 2023

Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

ICI is party to a license and distribution agreement (the “Agreement”) with Customer A, which grants Customer A a license to market, distribute and sell certain of ICI’s products worldwide during the term of the Agreement. While Customer A is required to purchase from ICI a specified minimum quantity of the licensed products each year during the term of the Agreement, the license is not exclusive with respect to any of ICI’s four target markets and the Agreement is subject to customary termination provisions.

The Company advises the Staff that the Agreement is of a type as ordinarily accompanies the kind of business conducted by ICI and therefore ICI considers the Agreement to have been made in the ordinary course of business. ICI and its competitors routinely execute license and distribution agreements and similar arrangements with distributors and other third parties for the distribution of its products. Furthermore, the Agreement does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K that would require ICI to file the Agreement. In particular, the Company respectfully advises the Staff that ICI is not substantially dependent on the Agreement. As noted above, Customer A accounted for less than 12% of revenue for the year ended December 31, 2022, and is one of many diversified customers. Furthermore, ICI does not expect to generate more than approximately 5% of its revenues from the Agreement going forward. Accordingly, ICI does not consider the Agreement to be a contract on which its business is substantially dependent or depends on to a material extent.

ICI respectfully advises the Staff that it will continue to evaluate in future periods whether any of its customer agreements arise to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

Competition, page 162

28.	We note your disclosure of your large-scale manufacturing competitors, such as Teledyne Flir and Fortive, in the global market for infrared sensing devices. Please revise to provide additional context regarding your competitive position in each of your four target markets, including the types of products and companies with whom you compete in those industries.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 175 and 176 accordingly.

Grow Wallet Share with Enterprise Customers, page 162

29.	We note that as your hardware and device customers become users of your SmartIR SaaS solution, you expect to be able to “uncover new cases and corresponding solutions.” Please explain what kind of cases could arise from increased use of your Smart IR SaaS system, and how you expect to respond to them to develop the corresponding solutions.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 175 accordingly.

July 7, 2023

Intellectual Property, page 164

30.	For each material patent or patent family, please revise your disclosure to include the specific products or technologies to which the patents relate, the type of patent protection obtained (composition of matter, use or process), whether the patents are licensed or owned, the jurisdiction of the patents, and the expiration year. Please consider presenting this information in tabular form.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 177 accordingly.

Critical Accounting Policies and Estimates
Revenue Recognition, page 171

31.	We note your disclosures beginning on page 156 regarding your different products and services. Please help us better understand how you determined your performance obligations under ASC 606 and correspondingly the revenue recognition method for each performance obligation. Please ensure that your analysis specifically addresses the following:

•	How you determined that your product sales are distinct from the SaaS subscriptions;
•	How you determined technical support and software upgrades are distinct obligations and are considered a separate stand ready performance obligation; and
•	How you determined that ancillary services derived from the calibration of infrared cameras, maintenance and training are also distinct obligations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that ICI has identified the following performance obligations (“POB”) following ASC 606-10-25-19, and for each one, has determined the revenue recognition criteria following ASC 606-10-25-24 and ASC 606-10-25-27.

•	Product sales: primarily relates to infrared cameras and sensor devices which are considered a separate POB. Product Sales have standalone functionality and can work independently of Software as a Serve (“SaaS”). Revenue is recognized at a point in time when control of the products is transferred to the client (FOB Destination).
•	SaaS: is considered a separate POB due to having standalone functionality and can be used with another infrared camera or sensor device not sold by ICI. SaaS subscription services are generally contracted for a period of 12-36 months. Annual subscription payments are made in advance, are initially recognized as customer prepayments and revenue meets the criteria of overtime recognition and is recognized ratably over time over the SaaS subscription period.
•	Technical support and upgrades of the software: considered distinct from each other and are not considered critical for the functionality of the software. They are a stand ready obligation and are considered a series of distinct services that are accounted for as a single POB. The Performance Obligation meets the criteria in ASC 606-10-25-27 and the related revenue is recognized ratably over time over the SaaS subscription period.
•	Calibration and maintenance of infrared cameras and sensor devices: clients send the infrared cameras and sensor devices to ICI’s warehouse to perform the calibration and maintenance. This service is considered a different promise, distinct, separately identifiable and the customer benefits from the service on its own. Therefore, it is considered a separate POB. Revenue is recognized at a point in time.
•	Training for the use of infrared cameras, sensor devices and SaaS: ICI arranges trainings with clients to teach the use of product sales and SaaS and show the functionality of them. Training is considered a different promise, distinct, separately identifiable and the customer benefits from the service on its own. Therefore, it is considered a separate POB. Revenue is recognized at a point in time.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 187 and 188 of the Proxy Statement.

July 7, 2023

Unaudited Pro Forma Combined Financial Information, page 178

32.	Your disclosures on page 183 indicate that the ICI Convertible Notes will convert into ICI Class A Common Stock immediately prior to the Effective Time and will be exchanged for shares of SportsMap Common Stock in the Business Combination in the same manner as ICI Class A Common Stock. Please also confirm in your disclosures that the ICI Class A Common Stock that the holders of the ICI Shareholder Promissory and ICI Convertible Promissory Notes will receive will also be exchanged for shares of SportsMap Common Stock in the Business Combination. It is also not clear why your disclosures on page 185 indicate that the ICI Shareholder Promissory Notes and the Investors Convertible Promissory Notes will be reflected as equity classified instruments post-closing given that it appears that these notes will have been converted at or prior to the Effective Date into ICI Class A Common stock and no longer be separate instruments. Please advise or revise your disclosures as necessary.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 200 and 203 accordingly.

33.	You disclose on page 185 that total transaction cost are estimated to be $12.1 million in the no additional redemptions scenario and $13.7 million in the maximum redemptions scenario, of which $6.8 million and $5.2 million, respectively would be cash settled and the remainder would be settled with the issuance of shares of ICI Class A Common Stock. Please address the following:

•	It is not clear why the pro forma statement of operations for the year ended December 31, 2022 does not appear to reflect transaction costs. We remind you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary;
•	Please clarify in your disclosures how these amounts correspond to Adjustments C, D as well as G, H related to transaction costs; and
•	Your disclosures on page F-35 refer to Contingent Business Combination Fees. It is not clear whether these are also reflected in your pro forma amounts. Please advise or revise your disclosures as necessary.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 203 of the Proxy Statement to address the first bullet in the Staff’s comment above and pages 205 to 207 of the Proxy Statement to address the second bullet in the Staff’s comment above.

With respect to the third bullet of the Staff’s comment above, the Company advises the Staff that contingent transaction costs of $6.9 million that will be settled in shares of SportsMap Common Stock at the Effective Time of the Business Combination are presented in the figures for “SportMap Advisors” in the ownership table included in Note 1 Description of the Transaction of the Unaudited Pro Forma Combined Financial Information on page 202. These contingent transaction costs are recorded as equity issuance costs (reduction of equity), debiting and crediting common stock at par value and Additional Paid-in Capital. This results in a neutral impact on the equity section of the Unaudited Combined Pro Forma Balance Sheet. We have revised the disclosure on page 203 of the Proxy Statement accordingly.

34.	We note that ICI is not required to consummate the Business Combination if there is not at least $10 million of Aggregate Transaction Proceeds after giving effect to payment of amounts that SportsMap will be required to pay to redeeming stockholders upon consummation of the Business Combination. Given the pro forma balance sheet assuming maximum redemptions, shows remaining pro forma cash $4.8 million, please address in your disclosures how this condition is met.

RESPONSE: We respectfully advise the Staff that the term “Aggregate Transaction Proceeds” as used and presented in the Proxy Statement tracks the definition of the same term in the Business Combination Agreement. Notably, however, the definition of “Aggregate Transaction Proceeds” excludes any unpaid transaction expenses of ICI, though such transaction expenses are presented as being paid in the Unaudited Pro Forma Combined Financial Information. The construction of “Aggregate Transaction Proceeds” and the payment of these expenses and the repayment of a $1.0 million related party promissory note results in pro forma cash being less than $10.0 million. The Company has also revised page 196 of the Proxy Statement to provide additional explanation to investors that pro forma cash to New ICI may be less than $10.0 million even if Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) are greater than $10.0 million.

July 7, 2023

35.	We note your disclosures on page 185 indicating that you are still evaluating the post- closing accounting treatment for your contingent obligation to issue earnout shares to assess if the arrangement qualifies as an equity or liability classified instrument. It is currently reflected as an equity classified instrument with earnout compensation expense reflected in the unaudited pro forma combined pro forma statement of operations. Please expand your disclosures to clarify the specific terms that resulted in your determination that they should currently be classified as an equity classified instrument with earnout compensation reflected on the pro forma statement of operations pursuant to your consideration of ASC 815-40, ASC 480, and ASC 718. Please also disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements. Refer to Article 11-02(b)(10) of Regulation S-X. Finally, please disclose the fair value of these earnouts and how such fair value was determined.

RESPONSE: In response to the Staff’s comment, we advise the Staff that ICI has concluded its assessment of the accounting treatment of the contingent obligation and determined that the earnout is equity classified. Moreover, the Company has revised its disclosures on page 203 of the Proxy Statement to expand the disclosure on why the contingent obligation is equity classified upon the consummation of the Business Combination. The assessment was performed under ASC 718 because the grantees of the Earnout Shares are employees of ICI and the arrangement is in line with guidance at ASC 718-10-15-3. ICI concluded on equity classification for these awards because the Earnout Shares: are settleable only in shares; are not mandatorily redeemable; are not subjected to liability classification under ASC 480; and are indexed to ICI’s share price and a factor that is a market/performance/service condition. ICI did not consider guidance under ASC 815-40 because this earnout award falls within the scope of ASC 718, which is consistent with the guidance at ASC 815-40-15-5A.

Consistent with guidance at ASC 718-10-30-15, the fair value of the contingent consideration was determined through a Monte Carlo simulation. The simulation was performed independently on each of the trigger events (assuming that each trigger event is mutually exclusive). The grant date fair value using the market condition was deemed as the compensation cost as such condition is expected to be satisfied before December 31, 2024.

Further, regarding the Staff’s comment on the need to provide sensitivity analysis on the potential impact of changes in the per share market price of the post combination common stock on the pro forma financial statement, we have added a sensitivity analysis on page 207 of the Proxy Statement.

Note 4. Unaudited Combined Pro Forma Balance Sheet Adjustments and Assumptions, page 186

36.	In a similar manner to your breakdown provided of Additional Paid-in Capital adjustments on page 187, please also provide a breakdown of Cash and Cash Equivalents adjustments so you can clearly see the impact of each adjustment.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 206 accordingly.

July 7, 2023

Beneficial Ownership, page 195

37.	We note your disclosure that “[t]he following table does not reflect record or beneficial ownership of the SportsMap Warrants because such warrants are not exercisable within 60 days of the date of this proxy statement.” Please disclose the Sponsor’s and its affiliates’ beneficial ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 214 to 216 accordingly. Additionally, we undertake to populate the beneficial ownership table for the combined company prior to finalizing and mailing of the Proxy Statement.

38.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the entities affiliated with Periscope Capital Inc. and Barclays PLC.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has relied soley on each Schedule 13G filed with the SEC by Periscope Capital Inc. and Barclays PLC, respectively, and the Company’s disclosure is limited to the information provided by such filings.

Material U.S. Federal Income Tax Considerations, page 204

39.	We note that the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. We also note your statement that holders of SportsMap Common Stock “are not expected to recognize any gain or loss” under U.S. federal income tax laws as a result of the adoption of the Proposed Certificate of Incorporation, and that “[i]t is expected that each such holder would have the same basis” in its New ICI Common Stock as it did in the SportsMap Common Stock. Please revise to include an opinion of counsel covering the material tax consequences of the merger and state that the disclosure in this section represents the opinion of counsel. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. For further guidance, refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 227 and 228 accordingly. Additionally, ArentFox Schiff LLP is providing, on supplemental basis, a draft opinion as Exhibit A hereto that is intended to comply with the requirements of the referenced Staff Legal Bulletin. We confirm that a final, executed opinion will be filed as an annex to the Company’s Definitive Proxy Statement on Schedule 14A.

Financial Statements of Infrared Cameras Holdings, Inc.
Segments and Geographical Information, page F-9

40.	Please address whether revenue from any individual country is material and if so, how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenue.

RESPONSE: We acknowledge the Staff's comment and respectfully advise the Staff that ICI considered the guidance in ASC 280-10-50-41(a). As ICI discloses in its geographic information disclosure on pages F-9 and F-10 of the Proxy Statement, it operates in the U.S as well as well as foreign countries. For the three months ended March 31, 2023 and 2022 and for the years ended December 31, 2022 and 2021, consistent with the Company's internal policy of concentration of risk, revenue attributable to any individual foreign country did not exceed 10% of ICI's total revenue. Therefore, ICI does not consider revenue attributable to any individual foreign country to be material.

July 7, 2023

41.	We note your disclosures on page 159 that no single customer accounted for more than 11.5% of your revenue from product sales. Please address what consideration you gave to ASC 280-10-50-42 which requires disclosures regarding transactions with a single external customer when revenues reflect 10% or more of your revenues.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that ASC 280-10-50-42 requires a public entity to provide information about the extent of its reliance on major customers. If revenues from transactions with a single external customer amount to 10 percent or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. In response to the Staff’s comment, the Company has revised page 172 of the Proxy Statement.

Financial Statements of SportsMap Tech Acquisition Corp.
Warrants, page F-44

42.	It is not clear why you disclose that there were no warrants outstanding as of December 31, 2022 and December 31, 2021 as it would appear that there are both public and private warrants outstanding.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-57 accordingly.

General

43.	Please revise your prospectus to clarify how you refer to ICI as the private company and ICI as the post-business combination company. We note several instances in your prospectus where it is unclear whether you are referring to ICI or New ICI. For example, on page 116, you state that “ICI does not plan to refer back to the selected forecasted financial information following the Business Combination.”

RESPONSE: We acknowledge the Staff’s comments and have revised the disclosure throughout accordingly.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow

Exhibit A

[●], 2023

SportsMap Tech Acquisition Corp.

5353 West Alabama

Suite 415

Houston, Texas 77056

Re: Proxy Statement

Ladies and Gentlemen:

We have acted as counsel to SportsMap Tech Acquisition Corp., a Delaware corporation (the “Sportsmap”), in connection with the negotiation and execution of Business Combination Agreement, dated as of December 5, 2022 (the “Agreement”), by and among Sportsmap, ICH Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SportsMap (“Merger Sub”), and Infrared Cameras Holdings, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving the merger (the “Merger”). Reference is made to the Definitive Proxy Statement of SportsMap, initially filed as a Preliminary Proxy Statement with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 10, 2023 (as amended or supplemented through the date hereof, the “Proxy Statement”), relating to the Merger. Capitalized terms used but not defined herein have the meaning given to such terms in the Proxy Statement.

In providing our opinion, we have examined the Agreement, the Proxy Statement, and such other documents as we have deemed necessary or appropriate for purposes of this opinion (collectively, the “Documents”). In our examination of the Documents, we have assumed, without independent verification, (i) their completeness and authenticity, (ii) that each of the Documents has been or will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto, (iii) the parties to each agreement have complied, and will comply, with all of their respective covenants, agreements and undertakings contained therein, (iv) that the transactions provided for by each agreement were and will be carried out in accordance with their terms, (v) that the Merger will be consummated in compliance with the Agreement, and (vi) that the parties to the Business Combination Agreement have no plan or intention to waive or modify, and have not waived or modified, any of the material terms or conditions in the Agreement. We are relying upon the accuracy of any representations or statements made that are qualified by the maker’s knowledge or belief as if such representations or statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively “statements”) through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements have occurred or will occur.

Based on and subject to the foregoing, the qualifications, exceptions, assumptions, qualifications and limitations contained herein and in the Proxy Statement, it is our opinion that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) the statements in the Proxy Statement set forth under the caption “Material U.S. Federal Income Tax Considerations—Tax Consequences to Holders Electing to Exercise Redemption Rights,” to the extent that they constitute descriptions or summaries of material U.S. federal income tax considerations for holders of public shares of SportsMap Common Stock with respect to the exercise of their redemption rights, are accurate in all material respects.

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We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Agreement or the Proxy Statement other than the opinion set forth above, nor do we express any opinion on any other issue relating to the Company or to any investment therein or under any other law. In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions that are not specifically addressed herein.

Our opinion is based upon the Code, the income tax regulations promulgated thereunder, and administrative and judicial determinations, all as of the date hereof and all of which are subject to change either prospectively or retroactively. In addition, our opinion is based upon our knowledge of the facts as of the date hereof. If (i) the relevant facts at the time of Closing differ from those represented to us in the representation certificates provided to us by SportsMap’s officer(s) or reflected in the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and our opinion may not be relied upon. Furthermore, by rendering this opinion, we undertake no responsibility to provide a revised opinion or other advice, and we assume no duty to communicate with you with respect to any new developments in the application or interpretation of the federal income tax laws.

You should be aware that no ruling has been sought or obtained from the Internal Revenue Service (the “Service”) as to the federal income tax consequences of any aspect of the exercise of redemption rights by holders of public shares of SportsMap Common Stock and that our opinion is not binding on the Service. You should also be aware that there can be no assurance, and none is hereby given, that the Service will not take a position contrary to the position reflected in our opinion, or that our opinion will be upheld by the courts if challenged by the Service.

We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement and to the use of our name in the “Material U.S. Federal Income Tax Considerations” section in the Proxy Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under any rules and regulations of the Securities and Exchange Commission.

Very truly yours,

ArentFox Schiff LLP

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